SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ZIPREALTY, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Common Stock Underlying Class of Securities)

J. Patrick Lashinsky

Chief Executive Officer & President

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, California 97608

(510) 735-2600

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

With copies to:

Larry Bercovich, Esq. Karen Seto, Esq. ZipRealty, Inc. 2000 Powell Street, Suite 300 Emeryville, California 97608 Telephone: (510) 735-2600 Fax: (510) 735-2850	Karen A. Dempsey, Esq. Christine A. McCarthy, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105 Telephone: (415) 773-5700 Fax: (415) 773-5759

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,052,190	$114.51

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,584,710 shares of common stock of ZipRealty, Inc. that have an aggregate value of $2,052,190 as of June 23, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5 equals $55.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $114.51	Filing Party: ZipRealty, Inc.
Form or Registration No.: 005-80398	Date Filed: June 26, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 26, 2009 (the “Schedule TO”), by ZipRealty, Inc. (the “Company”) relating to the offer (the “Offer”) by the Company to exchange outstanding Eligible Options held by employees of the Company for a lesser number of New Options to purchase shares of the Company’s common stock, par value $0.001 per share, granted under the Company’s 2004 Equity Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO, as amended and supplemented by this Amendment No. 1, including all other appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment No. 1 to the Schedule TO together with the Schedule TO.

This Amendment No. 12 reports the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and (4) of the Securities Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following thereto:

“The Offer expired at 9:00 p.m., Pacific Time, on Friday, July 24, 2009. Pursuant to the Offer, the Company accepted for exchange Eligible Options to purchase an aggregate of approximately 2,898,269 shares of common stock from approximately 269 eligible participants, representing approximately about 80.9% of the shares subject to Eligible Options. Subject to the terms and conditions of the Offer, on July 24, 2009, the Company granted New Options to purchase an aggregate of approximately 1,792,031 shares of common stock with an exercise price per share of $3.20, the closing price of the Company’s common stock as reported by The NASDAQ Stock Market on July 24, 2009, in exchange for such tendered Eligible Options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2009	ZIPREALTY, INC.

	By:	/s/ David A. Rector
	Name:	David A. Rector
	Title:	Senior Vice President & Chief Accounting Officer